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SEC FILE NUMBER
8- 66201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Lazard Asset Management Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York (City) NY (State) 10112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald B. Mazzari 212-632-6290
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED MAR 2005 WASH, D.C. PROCESSING SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

AFFIRMATION

I, Gerald B. Mazzari, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Lazard Asset Management Securities LLC for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Gerald B. Mazzari
Managing Director

Notary Public

ROSALIE RICHICHI
Notary Public, State of New York
No. 4956322
Qualified in New York County
Commission Expires Sept. 18, 2005

LAZARD ASSET MANAGEMENT SECURITIES LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Lazard Asset Management Securities LLC

We have audited the following statement of financial condition of Lazard Asset Management Securities LLC (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement on financial condition presents fairly, in all material respects, the financial position of Lazard Asset Management Securities LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 18, 2005

LAZARD ASSET MANAGEMENT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2004

ASSETS

CASH	$ 148,107
NET RECEIVABLE FROM PARENT	20,000
DISTRIBUTION FEES RECEIVABLE	4,899
TOTAL	$ 173,006

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES—	
Accrued expenses	$ 20,000
MEMBER'S EQUITY	153,006
TOTAL	$ 173,006

See notes to financial statements.

LAZARD ASSET MANAGEMENT SECURITIES LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

1. ORGANIZATION

Lazard Asset Management Securities LLC (the "Company") was organized in the state of Delaware as a limited liability company on May 1, 2003 and commenced operations on April 1, 2004. The Company is a wholly owned subsidiary of Lazard Asset Management LLC (the "Parent"), a majority owned subsidiary of Lazard Freres & Co. LLC ("LFNY"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company acts primarily as a distributor of the Parents' mutual funds and as a placement agent for the Parents' private investment funds. The Company also acts as introducing broker on behalf of certain accounts through a fully disclosed clearing arrangement with LFNY.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates.

Distribution Fees—The Company receives distribution fees equal to 0.25% of the average daily net assets of Open class shares of the Portfolios of The Lazard Funds, Inc. and shares of the Portfolios of Lazard Retirement Series, Inc. (collectively, the "Mutual Funds"). Pursuant to the distribution agreements, the Company acts as the principal underwriter for the Mutual Funds. Receivables relating to such activities are reported on the Statement of Financial Condition.

Commission Revenue–Net of Clearing Fees—The Company receives commission revenue related to the purchase or sale of securities on behalf of its customers. Clearing fees charged by LFNY, the clearing broker, are netted against commission revenue.

3. INCOME TAXES

As a single member LLC, the Company is a disregarded entity for U.S. Federal, state and local income tax purposes. Accordingly, there is no provision for income taxes in the accompanying statement of financial condition.

4. MEMBER'S EQUITY

In October 2003, the Parent contributed capital of $100,000 which earned interest of $174 as of December 31, 2003.

5. NET CAPITAL REQUIREMENTS

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of

Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital (as defined) of $50,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater. Additionally, the ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At December 31, 2004, the Company's net capital and required net capital are $153,006 and $50,000, respectively. The Company's net capital ratio is 0.13 to 1 as of December 31, 2004.

6. RELATED PARTY TRANSACTIONS

Commissions and Clearing Fees—LFNY acts as clearing broker on behalf of certain accounts through a fully disclosed clearing arrangement with the Company. LFNY is responsible for carrying and clearing transactions, executing orders for the purchase or sale of securities, and monitoring customer accounts to ensure they comply with applicable rules and requirements. The clearing fee charged by LFNY relating to such services is $10 per trade. In addition, LFNY executes orders for the purchase of sale of securities on behalf of the customers of the Company. Commissions due to the Company are settled on a monthly basis.

Parent Company Allocation—The Company receives services from its Parent, which provides the use of its employees, facilities and other assets. Expenses directly related to distribution activities are specifically allocated to the Company, and other shared costs such as employees, facilities, and other assets are allocated based on revenues.

Reimbursement from Parent—The Company is reimbursed by the Parent for all costs associated with office and administrative support, organizational and start up services, and facilities and maintenance.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 18, 2004

Lazard Asset Management Securities LLC
30 Rockefeller Plaza
New York, NY 10112

Dear Sirs:

In planning and performing our audit of the financial statements of Lazard Asset Management Securities LLC (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 18, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and, recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP